QUEEN OF AUSTIN FILM LLC

FILM FINANCING AGREEMENT

THE SECURITIES, CONSISTING OF RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This **FILM FINANCING AGREEMENT** (the "**Agreement**") constitutes the understanding and agreement between **QUEEN OF AUSTIN FILM LLC**, a Texas limited liability company ("**Producer**") and the investor executing this Agreement on the signature page attached hereto ("**Investor**"), in connection with certain investment financing undertaken by Investor regarding the full-length motion picture project tentatively entitled The Queen of Austin (the "**Picture**") to be produced by Producer.

WHEREAS, Producer owns the exclusive rights in the screenplay of the Picture.

WHEREAS, in this Offering (defined below), Producer is raising up to $1,235,000 in funds to develop, produce, market, distribute, promote and exploit the Picture ("**Budget**").

WHEREAS, Producer has filed an Offering Statement on Form C (the "**Offering Statement**") with the U.S. Securities and Exchange Commission relating to the offer and sale under Section 4(a)(6) of the Securities Act of 1933 (the "**Offering**") of rights under this Agreement (the "**Securities**") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**")) and non-accredited investors.

WHEREAS, the Producer has engaged Wefunder Portal LLC (the "**Portal**"), which is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Producer will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering, which is being conducted through the Portal's website at www.wefunder.com; and

WHEREAS, the Securities are being offered through the Portal in minimum increments of One Hundred Dollars ($100.00) for a target offering amount of Fifty Thousand Dollars ($50,000) (the "**Target Amount**") and a maximum offering amount of One Million Two Hundred and Thirty Five Thousand Dollars ($1,235,000) (the "**Maximum Amount**").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Investor and Producer agree to the following terms and conditions:

1. **FINANCING AND CLOSING**:

    1.1.   Subject to the terms and conditions of this Agreement, and the information set forth in the Offering Statement, Investor agrees to provide Producer with the dollar amount of funds ("**Financing Amount**") set forth on the signature page of this Agreement (the "**Investor Funds**"), which Investor Funds will be applied toward the development, production, marketing, distribution, promotion and exploitation of the Picture. Investor shall remit the Investor Funds in the manner specified in the Offering Statement, this Agreement, and as per the directions of the Portal through the Portal's website.

    1.2.   Subject to the Closing conditions below, the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "**Offering Deadline**"). The sale and purchase of the Securities may occur in one or more closings. The initial closing may occur any time after subscriptions equal to at least the Target Amount have been received and released from escrow, with additional closings at Producer discretion until the Offering Deadline.

    1.3.   The Closing is conditioned upon satisfaction of all the following conditions:

        1.3.1.   Prior to the Offering Deadline, the Producer shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and

        1.3.2.   At the time of the Closing, the Producer shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Amount.

    1.4.   The Investor understands that the Producer may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Producer may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

    1.5.   No Investor may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the offering statement and on the Portal's website.

    1.6.   Producer may, at any time and in its sole discretion, increase the maximum offering amount stated in the Offering Statement or accept oversubscriptions, in each case subject to applicable law and the rules of the funding Portal. If the offering size is increased, allocations will be filled in the order of subscription timestamps recorded by the Portal, with priority to subscriptions that were pending or waitlisted when the prior maximum was reached. Any material change will be handled in accordance with applicable securities laws and portal procedures for investor reconfirmation. Nothing herein obligates Producer to reopen the offering after the campaign deadline.

2. **THE PICTURE**:

   2.1. The Investor understands and agrees that the Producer will be responsible for the distribution, marketing, advertising, sales and exploitation of the Picture. The parties acknowledge, agree and understand that factors beyond the Producer's control may impact the advertising schedule and any such impact may be deemed an event of force majeure in Producer's sole discretion.

3. **RIGHTS**:

   3.1. Investor understands and agrees that the Producer shall own all rights, title and interests in the Picture, including without limitation all intellectual property rights and all derivative rights thereof and all rights thereto. Investor shall not have any equity interest in Producer or any ownership interest in the Picture by virtue of this Agreement.

   3.2. All decisions about, regarding or otherwise pertaining to the creative and business aspects of Producer and the Picture shall be made by the Producer. Investor shall not have influence or decisions over any aspects regarding the Picture or the Producer, including the commitments and contracts relative to any of the foregoing.

   3.3. Investor acknowledges that Producer has the right, but not the obligation, exercisable in Producer's sole discretion, to appoint one or more sales agents, representatives, consultants, and/or distributors to assist Producer in selling, distributing, producing, directing, licensing and/or otherwise exploiting the Picture.

4. **PRODUCTION AND BUSINESS MATTERS**. All of the Producer's development, production services, and advertising services shall be performed in accordance with standard industry rules, regulations and requirements.

5. **RECOUPMENT**. Provided that Producer has completed the Offering, and Investor is not in breach of this Agreement, Producer agrees to repay to Investor the Financing Amount, together with a tiered premium thereon as described below (**"Investor Recoupment"**), solely from Gross Receipts (if any) in accordance with this Paragraph 5. "**Gross Receipts**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Producer from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/or ancillary rights

relating thereto and any other funds received by or credited to Producer from the exploitation of the Picture. For clarity, any governmental rebates, incentives, and tax credits are included in Gross Receipts only when cash is received in the collection account, only net of all related costs, discounts, and lender or broker fees, and may first be applied to repay or service any financing secured by such incentives or credits. Investor acknowledges Producer may later close senior financing, including a Regulation D round. All such senior financing, with all related fees, interest, discounts, and costs, will be paid before any amounts due to Investor, and Investor will execute any reasonable subordination or intercreditor confirmation to give effect to that priority. Provided, however, that (a) the aggregate principal amount of any such senior financing that subordinates Investor payments shall not exceed the greater of (i) 150% of the total amount raised in this Offering, or (ii) up to $5,000,000 if such financing is specifically allocated to secure the services of a Recognized Screen Actor of meaningful commercial stature (including but not limited to performers with material prior credits in theatrically released motion pictures, premium television series, or equivalent media with demonstrable market value); and (b) proceeds of any such senior financing shall be used primarily for Picture production, marketing, or distribution, and not for general corporate purposes or management compensation.

5.1.   **First**, to the payment of the following:

    5.1.1.   Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture;

    5.1.2.   All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor;

    5.1.3.   Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain

Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

5.2. Next, to the payment of any loans, plus reasonable interest thereon;

5.3. Next, to the Investor and any additional investors (whether they participated in the Offering or through a prior or future private or other capital raise), pro rata and pari passu in accordance with the funds they provided, until all investors, including the Investor, have received one hundred percent (100%) of their respective Financing Amount;

5.4. Next, only for those investors investing the first Two Hundred and Fifty Thousand Dollars ($250,000) in this Offering, a premium of thirty percent (30%) of such investors' Financing Amount; and then twenty percent (20%) for investors investing thereafter in this Offering, provided that:

   5.4.1. In the event an investor's Financing Amount falls into more than one category in this subsection, his/her premium payment under this subsection is calculated based on the portion of his/her Financing Amount falling into each category and the premium rate of each category;

   5.4.2. After the premium payment under this subsection is fully satisfied once for an investor, the investor is no longer entitled to any additional premium payment under this subsection.

5.5. Next, for the payment of any actual Deferments, which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "Deferments" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; and

5.6. **Finally**, to Net Receipts. "**Net Receipts**," as used herein, shall mean all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 5.1 through 5.5 above. Producer shall receive fifty-five percent (55%) of Net Receipts for a period of five (5) years, starting from the first receipt of Gross Receipts, after which Producer shall receive sixty percent (60%) of Net Receipts ("**Producer's Net Receipts**") and, during such five (5) year period, the other forty-five percent (45%) of Net Receipts shall be "**Investor's Net Receipts**" and after the expiration of such five (5) year period, the Investor's Net Receipt shall be forty percent (40%). Investor shall receive such percentage of Investor's Net Receipts equal to the percentage that his/her Financing Amount advanced to Producer relative to the total financing amount advanced to Producer by all investors.

5.7. The Producer shall remit any payments to Investors (or cause payment to be made through an agent) due hereunder on an annual basis in arrears. Any such payment shall be made within one hundred twenty (120) days after the end of each such fiscal year. All payments payable hereunder shall be payable at the office of the Wefunder, Inc. c/o Investor, unless another place of payment shall be specified by the Investor. In the event Investor is entitled to payment for any partial period, the amount payable to Investor will be prorated based on the number of days during the applicable period. Investor is responsible for providing and maintaining accurate and current contact information with Producer, including, but not limited to, payment account and tax-related information. Any banking fees, wire fees, and/or other transaction costs in connection with any payments hereunder shall be the sole responsibility of Investor.

5.8.   Each payment hereunder shall be accompanied by a report in reasonable form, reflecting income, expenses, credits, and deductions over the period. Notwithstanding anything in this Agreement to the contrary, Producer shall have the right to adjust payments due to: (i) refunds, (ii) non-payment or disputed payments with third parties, (iii) promotional credits, rebates and chargebacks. Producer may withhold or keep all or a portion of any payment to Investor to offset any portion of any payment previously tendered to Investor in respect of any matter hereunder. Notwithstanding anything in this Agreement to the contrary, in the event that any payment owed to Investor is less than five hundred dollars ($500), Producer may withhold the payment until the total amount due to Investor is at least five hundred dollars ($500).

6.   **ACCOUNTING/AUDIT**: Producer will submit financial reports to any Investor who has invested at least $250,000 (a "**Major Investor**") within thirty (30) days after the end of each quarterly period for the first year after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Producer. A Major Investor shall have the right to audit Producer's books and records upon reasonable notice, no more than once per annum, at such Major Investor's sole cost and expense.

7.   **ASSIGNMENT**:

7.1.   Producer may assign this Agreement to any successor or affiliate that assumes the obligations in writing, and upon such assignment and assumption Producer has no further liability.

7.2.   If the Producer or any of its successors or assignees proposes to (i) consolidate with or merge into any other person and such Producer will not be the continuing or surviving entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any person, then, in each case, proper provision will be made prior to or concurrently with the consummation of such transaction so that the successors and assignees of any Producer will perform and satisfy the obligations set forth in this Agreement.

7.3.   Investor may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Investor may not be delegated without the prior written consent of Producer.

7.4.   Without the consent of any Investor, Producer may assign, pledge, or grant a security interest in this Agreement, the Picture, and any rights to Gross Receipts, in whole or in part, to distributors, sales agents, collection account managers, completion guarantors, lenders and their agents or trustees in connection with any senior, gap, or tax credit financing, any tax credit or incentive special purpose vehicle, and any entity in the Producer Group. For this section, Producer Group means Producer and any parent, subsidiary, affiliate, or special purpose vehicle under common control, and their respective successors and assigns. Any assignee must assume in writing the obligations of Producer hereunder to the extent of the rights assigned.

8. **INVESTOR'S REPRESENTATIONS AND WARRANTIES**: Investor represents and warrants the following:

   8.1. The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full amount of Investor Funds; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment of the Investor Funds. **Investor acknowledges the following: (i) there can be no assurance that any additional funds will ever be obtained; (ii) there is no guarantee that the Picture will ever be released or distributed; (iii) there can be no assurance that the Picture will ever generate revenues that will be sufficient to return to Investor all or any part of the Financing Amount; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Statement, a copy of which has been made available to the Investor.**

   8.2. The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by Producer or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Investor of the Financing Amount.

   8.3. Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   8.4. The Investor has received and reviewed, and understands, the Offering Statement, including the risk factors disclosed therein. With respect to information provided by the Producer, the Investor has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

   8.5. The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Producer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Producer, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Producer, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Producer, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

8.6.   The Investor is familiar with the business and financial condition and operations of the Producer, all as generally described in the Offering Statement. The Investor has had access to such information concerning the Producer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

8.7.   The Investor understands that, unless the Investor notifies the Producer in writing to the contrary at or before the closing of the Offering of the Securities, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Investor.

8.8.   The Investor acknowledges that the Producer has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Producer shall return any previously paid Financing Amount, without interest thereon, to the Investor.

8.9.   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

8.10.   Investor has the right to cancel Investor's commitment to invest at any time up to 48 hours before the deadline identified in the Offering Statement. Upon such revocation, the Investor shall be entitled to a full refund.

8.11.   The Investor confirms that the Producer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Producer and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

8.12.   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

8.13.   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Producer is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

8.14.   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Producer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

8.15.   The exemption provided by Rule 144 promulgated pursuant to the Securities Act ("**Rule 144**") will not be generally available because of the conditions and limitations of Rule 144. In the absence of the availability of Rule 144 any disposition by Investor of any portion of the Securities may require compliance with some other exemption under the Securities Act, and the Producer is under no obligation and does not plan to take any action in furtherance of making Rule 144 or any exemption so available.

8.16.   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

8.17.   Investor acknowledges and understands that:

8.17.1. By purchasing the Securities, the Investor is not a member, stockholder or holder of any equity interest or membership interests of the Producer. Nothing contained herein or the Offering Statement shall entitle the Investor to any rights as a stockholder or member of the Producer or to be deemed the holder of any other securities of the Producer, including, for the avoidance of any doubt, any equity interests, membership interests or otherwise in the Producer, nor shall anything contained herein be construed to confer upon the Investor, as such, any right to vote for the election of directors or the manager of the Producer or upon any matter submitted to the members at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of membership interests, reclassification of membership interests, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or, except as provided herein, to receive distributions, dividends or subscription rights or any other rights of a member of the Producer.

8.17.2. The Securities represent a contractual right to receive a portion of the revenue from the Picture, and does not confer any rights of ownership, control, voting, or participation in the management or governance of the Producer. Investor's purchase amount shall not constitute a loan to the Producer. The Securities constitute a non-equity, unsecured, limited financial interest which does not entitle the Investor to any residual value of the Producer or any proceeds from a sale, merger, liquidation, or dissolution of the Producer.

8.17.3. The Producer's obligation to make any payment is subject to the Producer generating sufficient revenue and is not a guaranteed return of capital or income. Any payment hereunder is expressly junior to and subordinated in right of payment to all obligations to distributors, sales agents, a collection account manager, any completion guarantor, and any lender under senior, gap, or tax credit financing, including all fees, interest, discounts, and costs related thereto.

8.17.4. The Producer and its members, managers, representatives, agents, successors and assigns are not acting as an agent, advisor, or fiduciary to the Investor, and no fiduciary or similar duty is owed to the Investor in connection herewith.

8.17.5. No intellectual property rights, including but not limited to trademarks, service marks, copyright, or patents, of the Producer or any other third party are expressly or impliedly granted to Investor in whole or in part under this Agreement.

8.17.6. Investor may not cancel, terminate, or revoke this Agreement, and this Agreement shall be binding upon the Investor and the Investor's permitted assigns, legal representatives, heirs, legatees, and distributees.

8.17.7. The purchase price of the Securities was unilaterally determined by the Producer and was not based on negotiation with anyone representing Investor or other potential investors or on the Producer's assets, net worth, projected earnings or any other investment criteria.

9. **<u>PRODUCER'S REPRESENTATIONS AND WARRANTIES</u>**: The Investor understands that upon execution by the Producer of this Agreement, the Producer will be deemed to have made following representations and warranties to the Investor as of the date of such execution:

9.1. The Producer has been formed under the laws of the State of Texas and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Investor pursuant to this Agreement.

9.2. This Agreement, when executed and delivered by the Producer, shall constitute valid and legally binding obligations of the Producer, enforceable against the Producer in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

9.3. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Producer's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Producer is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Producer, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Producer.

9.4. Investor agrees that its sole and exclusive remedies for any breach or claim under this Agreement are limited to recovery solely from the Picture, the proceeds of the Picture including Net Receipts, any insurance proceeds relating to the Picture, and any funds credited to a collection account for the Picture. Investor shall have no recourse to Producer or to any affiliate of Producer, or to any of their respective members, managers, partners, equity holders, directors, officers, employees, agents, or representatives, in any personal capacity. Investor expressly waives and agrees not to seek or enforce any judgment, order, levy, or execution against any personal assets of any such persons, and no deficiency judgment shall be sought or entered against them. These limitations apply to all claims, including but not limited to, in contract, tort, statute, or otherwise, and shall survive termination or expiration of this Agreement. For clarity, nothing in this Section limits Investor rights to receive distributions from Picture proceeds under other sections of this Agreement.

10. **INDEMNIFICATION**: The Investor agrees to indemnify and hold harmless the Producer and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

11. **REMEDIES**: In the event of breach of this Agreement by Producer, Investor's remedy shall be limited to an action at law for damages, if any. In no event shall Investor have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution, promotion or exploitation of the Picture.

12. **HIGH RISK INVESTMENT**: **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Producer or its management; (b) the Picture has yet to be developed and there is no assurance that the Picture will ever be completed or that it will generate any revenue; (c) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (d) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment

13. **COSTS**: The Investor shall be required to bear all expenses that it has incurred in connection with the Investor's subscription of the Securities, including, but not limited to, any fees which may be payable to investment advisors, Investor representatives or any other persons consulted by the Investor in connection with the subscription of the Securities. The Investor acknowledges and agrees to the compensation payable by the Company to Wefunder Portal LLC as set forth in the Offering Statement.

14. **ARBITRATION**: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Association before a single arbitrator in Texas at a location at Producer's choice. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof. Each party waives any right to participate in a class, consolidated, or representative action. All claims must be brought in an individual capacity.

15. **NOTICES**: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

16. **COMPLETE AGREEMENT**: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

17. **COUNTERPARTS**: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

18. **SEVERABILITY**: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

19. **SURVIVAL**: The Investor's representations and warranties are true and accurate as of the date of Investor's subscription to purchase the Securities and will be true and correct as of the date that the purchase of Securities subscribed for is consummated, and each such representation and warranty shall survive such purchase. Investor agrees to notify the Producer immediately if any representation or warranty contained in this Agreement becomes false, incorrect or untrue prior to Investor's purchase of the Securities, or if the warranty or covenant of the Investor contained in this Agreement is breached or is reasonably certain to be breached in the future. Investor further agrees to provide such information and execute and deliver such

documents as the Producer may reasonably request to verify the accuracy of Investor's representations and warranties herein or to comply with any law or regulation to which the Producer may be subject.

20. **ELECTRONIC EXECUTION AND DELIVERY**. The Producer will be entitled to rely on delivery by facsimile machine or electronic means (e.g., via e-mail transmission of .pdf copy of signed agreement) of an executed copy of this Agreement, and acceptance by the Producer of such copy will be legally effective to create a valid and binding agreement between the Investor and the Producer in accordance with the terms hereof. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. **SIDE LETTERS AND MOST FAVORED NATION**. Producer may enter into side letters with select investors to address specific terms or rights. No most favored nation rights are granted under this agreement, and any benefits in a side letter apply only to the investor that is party to that side letter. Any side letter must be in writing and signed by Producer and the applicable investor to be effective, and it does not amend or modify this agreement for any other investor, including any investor in a crowd offering.

22. **PUBLICITY AND CONFIDENTIALITY.** Investor will not make any public announcement about this agreement or its terms, will not post or share screenshots of the portal or this agreement, and will not publish social posts about the terms without prior written consent of Producer. Producer may identify Investor for marketing and investor relations, including name and city, and may use any Investor quote approved in writing. Each party will keep all information received under this agreement that is not public confidential, except for disclosures required by law, court order, or the rules of the funding portal, or to that party's legal, tax, or financial advisors who owe a duty of confidentiality. A breach of this section may cause irreparable harm, and Producer is entitled to injunctive relief in addition to any other remedy. Notices and consents under this section may be given by electronic mail as provided in Section 15.

23. **GOVERNING LAW.** This Agreement is governed by the laws of the State of Texas, without regard to conflict of law principles.

IN WITNESS WHEREOF, the parties have executed this agreement as of _[EFFECTIVE DATE]_____.

Financing Amount: _$[AMOUNT]_____

COMPANY:

Queen of Austin Film LLC

Founder Signature
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

FINANCIER:

[ENTITY NAME]_____

Investor Signature
_____

By: _____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited